Exhibit 99.1

AGREEMENT WITH RESPECT TO SCHEDULE 13D

Each of Bay City Capital LLC, Bay City Capital Management IV LLC, Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. hereby express its agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of NeoRx Corporation is filed on behalf of each of them.

Date: May 5, 2006

/s/ Fred Craves Fred Craves, Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Fund IV and Co-Investment IV